UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________
Commission File Number: 333-17007
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Farm Bureau 401(k) Savings Plan
B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:
FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

INFORMATION PROVIDED
1.	Financial statements and schedule of the Farm Bureau 401(k) Savings Plan prepared in accordance with financial reporting requirements of Employee Retirement Income Security Act of 1974 are incorporated herein by reference and are attached hereto as Exhibit 1.

2.	A written consent of Independent Auditors is attached hereto as Exhibit 2 and is incorporated herein by this reference.

3.	A certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 is attached hereto as Exhibit 32 and is incorporated herein by this reference.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 27, 2006

FARM BUREAU 401(k) SAVINGS PLAN

By: Iowa Farm Bureau Federation
(Administrator of the Plan)

By /s/ Craig A. Lang
Craig A. Lang
President

By /s/ Jerry C. Downin
Jerry C. Downin
Secretary and Treasurer

Exhibit 1
Financial Statements and Supplemental Schedule
Farm Bureau 401(k) Savings Plan
Years Ended December 31, 2005 and 2004

Farm Bureau 401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
The Board of Directors
Iowa Farm Bureau Federation
We have audited the accompanying statements of net assets available for benefits of the Farm Bureau 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year as of December 31, 2005) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Des Moines, Iowa
May 25, 2006

Farm Bureau 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Investments:
Mutual funds, at fair value	$63,689,042	$55,650,019
Pooled investment trust, at fair value	19,577,124	16,132,457
Group flexible premium deferred annuity	15,448,775	14,190,312
Notes receivable from participants	2,109,108	1,638,566

Total investments	100,824,049	87,611,354

Contribution receivables:
Employer	41,615	20,652
Participants	52,967	9,968

Total contribution receivables	94,582	30,620

Cash	—	38
Amount receivable from pending investment trades	795,464	141,284
Accrued investment income receivable	305,587	289,768

Total assets	102,019,682	88,073,064

Liabilities
Other	—	—

Total liabilities	—	—

Net assets available for benefits	$102,019,682	$88,073,064

See accompanying notes.

Farm Bureau 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2005	2004

Additions:
Investment income:
Interest	$740,748	$640,347
Dividends	1,183,426	946,857
Net unrealized and realized gains on investments	5,635,973	5,904,690

	7,560,147	7,491,894

Contributions:
Employees	8,364,073	7,574,730
Employer	3,440,861	3,226,704
Rollovers from other plans	327,248	756,316

Total additions	19,692,329	19,049,644

Deductions:
Benefits paid to participants	(5,733,661)	(5,249,290)
Administrative expenses	(12,050)	(11,400)

Total deductions	(5,745,711)	(5,260,690)

Net additions	13,946,618	13,788,954

Net assets available for benefits at beginning of year	88,073,064	74,284,110

Net assets available for benefits at end of year	$102,019,682	$88,073,064

See accompanying notes.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan
Farm Bureau 401(k) Savings Plan (the Plan) is a defined contribution plan which is designed to provide retirement benefits. The Plan covers substantially all employees of the Iowa Farm Bureau Federation and affiliated companies, FBL Financial Group, Inc., the Arizona Farm Bureau Federation, the New Mexico Farm and Livestock Bureau, the Minnesota Farm Bureau Federation, the South Dakota Farm Bureau Federation, the Utah Farm Bureau Federation, the Kansas Farm Bureau and the Nebraska Farm Bureau Federation (collectively, the Companies). Participants may contribute a portion of their compensation, pre-tax, to the Plan. The maximum amount contributed is determined by each participating company, currently set at 50% for all of the Companies, and additional limits are imposed by the Internal Revenue Service. Certain participating companies match employee contributions up to 4% of eligible compensation. Certain participating companies make non-elective contributions from 5% to 7% of eligible compensation.
Employer-matching contributions for certain participating companies are invested in FBL Financial Group, Inc. common stock through ownership of units of a pooled investment trust. Participants own units of this trust rather than directly owning the stock. Participants are immediately fully vested in such contributions.
The Plan also allows for participants to borrow money from the Plan subject to certain provisions.
On termination of service, the participant may elect to receive either a lump-sum amount equal to the value of the account or equal installment payments over a period of time not to exceed the life expectancy of the participant.
Wells Fargo Bank N.A. is the Plan’s trustee and provides recordkeeping services to the Plan.
Although they have not expressed an intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.
The foregoing description of the Plan provides only general information. A more complete description of the Plan’s provisions may be obtained from the Plan administrator.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)
2. Significant Accounting Policies
Investments in mutual funds are stated at fair market value, based on the latest quoted market price. The pooled investment trust is stated at fair market value, based on the latest quoted market price of the investments (principally common stock of FBL Financial Group, Inc.) held within the fund. Investment in the group flexible premium deferred annuity, which is considered a fully benefit-responsive contract, is valued at contract value (including earnings attributed to the investment). Contract value approximates fair value.
Notes receivable from participants are stated at the unpaid principal balance plus accrued interest, which approximate fair value. The interest rate used is the Wells Fargo prime lending rate at the origination of the loan. Interest rates on loans outstanding at year end ranged from 4.00% to 10.25% at December 31, 2005 and 2004.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)
3. Investments
Contributions are invested in affiliated and unaffiliated mutual funds, a group flexible premium deferred annuity sponsored by or offered by the Companies and, as discussed above, a pooled investment trust which invests primarily in the common stock of FBL Financial Group, Inc. Participants may select the investments in which to invest their contributions. The mutual funds invest primarily in common stocks, fixed income, high quality corporate bonds, debt securities of the United States Government and short-term money market instruments. Participants electing to have contributions deposited into the group flexible premium deferred annuity receive interest at a rate determined by management of Farm Bureau Life Insurance Company, with a guaranteed minimum rate of 3%. These rates vary based upon the investment experience of the general account of Farm Bureau Life Insurance Company. The interest rate credited to these contributions was 4.10% during 2005 and ranged from 4.10% to 4.35% during 2004.
Participants who elect to purchase units in the pooled investment trust do so at the market price of the units when the trade is executed.
All investments are considered participant directed.
During 2005 and 2004, the Plan’s investments (including investments purchased, sold and held during the year) increased in fair value as follows:

	Year Ended December 31,
	2005	2004

Mutual funds	$3,920,536	$4,716,758
Pooled investment trust	1,715,437	1,187,932

	$5,635,973	$5,904,690

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)
3. Investments (continued)
The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2005	2004

EquiTrust Series Fund, Inc.:
Managed Portfolio (420,629 shares in 2005 and 391,241 shares in 2004)	$6,418,792	$5,837,321
Blue Chip Portfolio (244,762 shares in 2005 and 261,200 shares in 2004)	9,746,406	10,377,495
Value Growth Portfolio (390,947 shares in 2005 and 391,011 shares in 2004)	5,426,348	5,133,977
Fidelity Advisor Mid-Cap Fund (320,555 shares in 2005 and 256,734 shares in 2004)	7,706,137	6,433,764
American Century Small Cap Value Fund (585,808 shares in 2005 and 400,582 shares in 2004)	5,647,185	4,073,921
American Euro Pacific Growth Fund (131,319 shares in 2005 and 90,132 shares in 2004)	5,335,483	3,178,056
Vanguard Explorer Fund (71,021 shares in 2005 and 61,978 shares in 2004)	5,334,424	4,621,677
Wells Fargo Large Company Growth Fund (142,935 shares in 2005 and 146,868 shares in 2004)	7,038,129	6,854,335
FBL Financial Group, Inc. common stock* (595,182 shares in 2005 and 558,949 shares in 2004)	19,527,921	15,957,994
Group flexible premium deferred annuity	15,448,775	14,190,312
*	The FBL Financial Group, Inc. common stock is owned indirectly through investment in a pooled investment trust.
The Plan had open investment trades totaling $795,464 at December 31, 2005 and $141,284 at December 31, 2004, which were settled during January of the next year. The receivables for pending investment trades have been reflected in the statements of net assets available for benefits.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated November 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan Sponsor will take all steps, if any, to maintain the Plan’s qualified status.
5. Administrative and Operating Expenses
The Companies pay substantially all administrative and operating expenses of the Plan.

Supplemental Schedule

Farm Bureau 401(k) Savings Plan
E.I.N. 42-0331840
Plan #004
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2005

	Description of Investment, Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
Lessor, or Similar Party	Collateral, Par or Maturity Value	Cost (1)	Value

Participant directed:
	Mutual funds, at fair value:
EquiTrust Series Fund, Inc. (2)	High Grade Bond Portfolio		$4,011,219
EquiTrust Series Fund, Inc. (2)	Strategic Yield Portfolio		2,688,602
EquiTrust Series Fund, Inc. (2)	Managed Portfolio		6,418,792
EquiTrust Series Fund, Inc. (2)	Blue Chip Portfolio		9,746,406
EquiTrust Series Fund, Inc. (2)	Value Growth Portfolio		5,426,348
American Century Investments	Small Cap Value Fund		5,647,185
American Funds	Euro Pacific Growth Fund		5,335,483
Fidelity Investments	Advisor Mid-Cap Fund		7,706,137
Van Kampen Investments	American Cap Comstock Fund		4,336,317
Vanguard	Explorer Fund		5,334,424
Wells Fargo, Inc. (2)	Large Company Growth Fund		7,038,129

	Pooled investment trust, at fair value:
FBL Financial Group, Inc. (2)	FBL Financial Group, Inc. common stock		19,527,921
Wells Fargo, Inc. (2)	Short Term Investment Fund for EBT		49,203

Farm Bureau Life Insurance Company (2)	Group flexible premium deferred annuity		15,448,775

Various participants	Notes receivable, 4.00% — 10.25%, due		2,109,108

Total investments			$100,824,049

(1)	Cost information is only required for non-participant directed investments.

(2)	The issuer is considered a party in interest to the Plan.